                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                              --------------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)

                             MISSION WEST PROPERTIES
-------------------------------------------------------------------------------
                                (Name of Issuer)

                                  COMMON STOCK
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   60520010-4
-------------------------------------------------------------------------------
                                 (CUSIP Number)

             Michael Knapp, Secretary, Berg & Berg Enterprises, Inc.
                    10050 Bandley Drive, Cupertino,  CA 95014
-------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                 with a copy to:

                     Alan B. Kalin, Esq., Graham & James LLP
           600 Hansen Way, Palo Alto,  CA  94304-1043; (650) 856-6500
-------------------------------------------------------------------------------

                                 August 4, 1997
-------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)



     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

          Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  60520010-4


-------------------------------------------------------------------------------
     (1) Names of Reporting Persons/S.S. or I.R.S. Identification Nos. of Above Persons

          Berg & Berg Enterprises, Inc., for itself and the persons identified on Exhibit 2 to this Schedule 13D/A
-------------------------------------------------------------------------------
     (2)  Check the Appropriate Box if a Member of a Group (See Instructions)
          (a) x
          (b)
-------------------------------------------------------------------------------
     (3)  SEC Use Only

-------------------------------------------------------------------------------
     (4)  Source of Funds (See Instructions)

               WC
-------------------------------------------------------------------------------
     (5) Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e)____

-------------------------------------------------------------------------------
     (6)  Citizenship or Place of Organization    California
                                               -------------
-------------------------------------------------------------------------------
     Shares Bene-
     ficially            (7)  Sole Voting Power   820,000
     Owned by                                  ----------------------------
     Each Report-        (8)  Shared Voting Power  6,000,000
     ing Person                                   -------------------------
     With                (9)  Sole Dispositive Power   820,000
                                                     ----------------------
                         (10) Shared Dispositive Power   0
                                                      ---------------------
-------------------------------------------------------------------------------
     (11) Aggregate Amount Beneficially Owned by Each Reporting Person
          6,000,000
          ---------
-------------------------------------------------------------------------------
     (12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)___
-------------------------------------------------------------------------------
     (13) Percent of Class Represented by Amount in Row 11   79.6%
                                                            -------------------

-------------------------------------------------------------------------------
     (14) Type of Reporting Person (See Instructions)   CO
                                                      -------------------------
-------------------------------------------------------------------------------

CUSIP No.  60520010-4

-------------------------------------------------------------------------------
     (1) Names of Reporting Persons/S.S. or I.R.S. Identification Nos. of Above Persons
          Berg & Berg Developers
          ---------------------------------------------------------------------

-------------------------------------------------------------------------------
     (2)  Check the Appropriate Box if a Member of a Group (See Instructions)
          (a) x
          (b)
-------------------------------------------------------------------------------
     (3)  SEC Use Only

-------------------------------------------------------------------------------
     (4)  Source of Funds (See Instructions)

               Not Applicable
-------------------------------------------------------------------------------
     (5) Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e)____
-------------------------------------------------------------------------------
     (6)  Citizenship or Place of Organization    California
                                               -------------

-------------------------------------------------------------------------------
     Shares Bene-
     ficially            (7)  Sole Voting Power   0
     Owned by                                    ------------------------------
     Each Report-        (8)  Shared Voting Power  6,000,000
     ing Person                                   -----------------------------
     With           (9)  Sole Dispositive Power   0
                                               --------------------------------
                    (10) Shared Dispositive Power  820,000
                                                 ------------------------------
     (11) Aggregate Amount Beneficially Owned by Each Reporting Person
          6,000,000
          ----------
-------------------------------------------------------------------------------
     (12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
-------------------------------------------------------------------------------
     (13) Percent of Class Represented by Amount in Row 11    79.6%
                                                           --------------------
-------------------------------------------------------------------------------
     (14) Type of Reporting Person (See Instructions)   PN
                                                      -------------------------
-------------------------------------------------------------------------------

CUSIP No.  60520010-4

-------------------------------------------------------------------------------
     (1) Names of Reporting Persons/S.S. or I.R.S. Identification Nos. of Above Persons
          Carl E. Berg
          ---------------------------------------------------------------------
-------------------------------------------------------------------------------
     (2)  Check the Appropriate Box if a Member of a Group (See Instructions)
          (a) x
          (b)
-------------------------------------------------------------------------------
     (3)  SEC Use Only

-------------------------------------------------------------------------------
     (4)  Source of Funds (See Instructions)

               Not Applicable
-------------------------------------------------------------------------------
     (5) Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e)___
-------------------------------------------------------------------------------
     (6)  Citizenship or Place of Organization    USA
                                               ------
-------------------------------------------------------------------------------

     Shares Bene-
     ficially            (7)  Sole Voting Power   0
     Owned by                                    ------------------------------
     Each Report-        (8)  Shared Voting Power  6,000,000
     ing Person                                  ------------------------------
     With                (9)  Sole Dispositive Power        0
                                                     --------------------------
                         (10) Shared Dispositive Power    820,000
                                                       ------------------------
-------------------------------------------------------------------------------
     (11) Aggregate Amount Beneficially Owned by Each Reporting Person
          6,000,000
          ----------
-------------------------------------------------------------------------------
     (12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)___
-------------------------------------------------------------------------------
     (13) Percent of Class Represented by Amount in Row 11   79.6%
                                                          ---------------------
-------------------------------------------------------------------------------
     (14) Type of Reporting Person (See Instructions)   IN
                                                      -------------------------
-------------------------------------------------------------------------------

CUSIP No.  60520010-4

-------------------------------------------------------------------------------
     (1) Names of Reporting Persons/S.S. or I.R.S. Identification Nos. of Above Persons
          Clyde J. Berg
          ---------------------------------------------------------------------
-------------------------------------------------------------------------------
     (2)  Check the Appropriate Box if a Member of a Group (See Instructions)
          (a) x
          (b)
-------------------------------------------------------------------------------
     (3)  SEC Use Only

-------------------------------------------------------------------------------
     (4)  Source of Funds (See Instructions)

               Not Applicable
-------------------------------------------------------------------------------
     (5) Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e)___
-------------------------------------------------------------------------------
     (6)  Citizenship or Place of Organization    USA
                                               --------------------------------

     Shares Bene-
     ficially            (7)  Sole Voting Power   0
     Owned by                                    ------------------------------
     Each Report-        (8)  Shared Voting Power  6,000,000
     ing Person                                   -----------------------------
     With                (9)  Sole Dispositive Power   0
                                                    ---------------------------
                         (10) Shared Dispositive Power        820,000
                                                       ------------------------
-------------------------------------------------------------------------------
     (11) Aggregate Amount Beneficially Owned by Each Reporting Person
          6,000,000
          ----------
-------------------------------------------------------------------------------
     (12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
-------------------------------------------------------------------------------
     (13) Percent of Class Represented by Amount in Row 11   79.6%
                                                          ---------------------
     (14) Type of Reporting Person (See Instructions)   IN
                                                      -------------------------
-------------------------------------------------------------------------------

CUSIP No.  60520010-4

-------------------------------------------------------------------------------
     (1) Names of Reporting Persons/S.S. or I.R.S. Identification Nos. of Above Persons Carl E. Warden SEP/IRA
                   ------------------------------------------------------------
-------------------------------------------------------------------------------
     (2)  Check the Appropriate Box if a Member of a Group (See Instructions)
          (a) x
          (b)
-------------------------------------------------------------------------------
     (3)  SEC Use Only

-------------------------------------------------------------------------------
     (4)  Source of Funds (See Instructions)  PF
                                            ----------------
-------------------------------------------------------------------------------
     (5) Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e)___
-------------------------------------------------------------------------------
     (6)  Citizenship or Place of Organization    USA
                                               ------
-------------------------------------------------------------------------------
     Shares Bene-
     ficially            (7)  Sole Voting Power   0
     Owned by                                    ------------------------------
     Each Report-        (8)  Shared Voting Power  280,000
     ing Person                                   -----------------------------
     With                (9)  Sole Dispositive Power   280,000
                                                     --------------------------
                         (10) Shared Dispositive Power         0
                                                       ------------------------
-------------------------------------------------------------------------------
     (11) Aggregate Amount Beneficially Owned by Each Reporting Person
          280,000
          ---------------
-------------------------------------------------------------------------------
     (12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) X
                       ------
-------------------------------------------------------------------------------
     (13) Percent of Class Represented by Amount in Row 11   3.7%
                                                          ------------
-------------------------------------------------------------------------------
     (14) Type of Reporting Person (See Instructions)   EP
                                                     --------------------------
-------------------------------------------------------------------------------

CUSIP No.  60520010-4


-------------------------------------------------------------------------------
     (1) Names of Reporting Persons/S.S. or I.R.S. Identification Nos. of Above Persons Leonard C. Perham
                  -------------------------------------------------------------
-------------------------------------------------------------------------------
     (2)  Check the Appropriate Box if a Member of a Group (See Instructions)
          (a) x
          (b)
-------------------------------------------------------------------------------
     (3)  SEC Use Only

-------------------------------------------------------------------------------
     (4)  Source of Funds (See Instructions)         PF
                                               -------------
-------------------------------------------------------------------------------
     (5) Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e)____
-------------------------------------------------------------------------------
     (6)  Citizenship or Place of Organization    USA
                                               -------
-------------------------------------------------------------------------------
     Shares Bene-
     ficially            (7)  Sole Voting Power   0
     Owned by                                  --------------------------------
     Each Report-        (8)  Shared Voting Power  370,000
     ing Person                                  ------------------------------
     With                (9)  Sole Dispositive Power   370,000
                                                      -------------------------
                         (10) Shared Dispositive Power         0
                                                       ------------------------
-------------------------------------------------------------------------------
     (11) Aggregate Amount Beneficially Owned by Each Reporting Person
          370,000
          ----------------
-------------------------------------------------------------------------------
     (12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) X
                     --------
-------------------------------------------------------------------------------
     (13) Percent of Class Represented by Amount in Row 11   4.9%
                                                          -------
-------------------------------------------------------------------------------
     (14) Type of Reporting Person (See Instructions)   IN
                                                      -------------------------
-------------------------------------------------------------------------------

CUSIP No.  60520010-4


-------------------------------------------------------------------------------
     (1) Names of Reporting Persons/S.S. or I.R.S. Identification Nos. of Above Persons Carl E. Warden
                  -------------------------------------------------------------
-------------------------------------------------------------------------------
     (2)  Check the Appropriate Box if a Member of a Group (See Instructions)
          (a) x
          (b)
-------------------------------------------------------------------------------
     (3)  SEC Use Only

-------------------------------------------------------------------------------
     (4)  Source of Funds (See Instructions)         PF
                                                ------------
-------------------------------------------------------------------------------
     (5) Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e)____
-------------------------------------------------------------------------------
     (6)  Citizenship or Place of Organization    USA
                                               ---------
-------------------------------------------------------------------------------
     Shares Bene-
     ficially            (7)  Sole Voting Power   0
     Owned by                                   -------------------------------
     Each Report-        (8)  Shared Voting Power  90,000
     ing Person                                   -----------------------------
     With                (9)  Sole Dispositive Power   90,000
                                                      -------------------------
                         (10) Shared Dispositive Power         0
                                                       ------------------------
-------------------------------------------------------------------------------
     (11) Aggregate Amount Beneficially Owned by Each Reporting Person   90,000
                                                                       --------
-------------------------------------------------------------------------------
     (12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) X
                       --------
-------------------------------------------------------------------------------
     (13) Percent of Class Represented by Amount in Row 11   1.2%
                                                          -------
-------------------------------------------------------------------------------
     (14) Type of Reporting Person (See Instructions)   IN
                                                     --------------------------
-------------------------------------------------------------------------------

CUSIP No.  60520010-4


-------------------------------------------------------------------------------
     (1) Names of Reporting Persons/S.S. or I.R.S. Identification Nos. of Above Persons
          Alan B. Kalin
          ---------------------------------------------------------------------
-------------------------------------------------------------------------------
     (2)  Check the Appropriate Box if a Member of a Group (See Instructions)
          (a) x
          (b)
-------------------------------------------------------------------------------
     (3)  SEC Use Only

-------------------------------------------------------------------------------
     (4)  Source of Funds (See Instructions)         PF
                                                 ----------
-------------------------------------------------------------------------------
     (5) Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e)____
-------------------------------------------------------------------------------
     (6)  Citizenship or Place of Organization    USA
                                               -------
-------------------------------------------------------------------------------
     Shares Bene-
     ficially            (7)  Sole Voting Power   0
     Owned by                                  --------------------------------
     Each Report-        (8)  Shared Voting Power  370,000
     ing Person                                  ------------------------------
     With                (9)  Sole Dispositive Power   370,000
                                                    ---------------------------
                         (10) Shared Dispositive Power         0
                                                       ------------------------
-------------------------------------------------------------------------------
     (11) Aggregate Amount Beneficially Owned by Each Reporting Person
          370,000
          ---------------------------------------------------------------------
-------------------------------------------------------------------------------
     (12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) X
                       -------
-------------------------------------------------------------------------------
     (13) Percent of Class Represented by Amount in Row 11   4.9%
                                                          ---------------------
-------------------------------------------------------------------------------
     (14) Type of Reporting Person (See Instructions)   IN
                                                      -------------------------
-------------------------------------------------------------------------------

CUSIP No.  60520010-4


-------------------------------------------------------------------------------
     (1) Names of Reporting Persons/S.S. or I.R.S. Identification Nos. of Above Persons
          John C. Bolger
          ---------------------------------------------------------------------
-------------------------------------------------------------------------------
     (2)  Check the Appropriate Box if a Member of a Group (See Instructions)
          (a) x
          (b)
-------------------------------------------------------------------------------
     (3)  SEC Use Only

-------------------------------------------------------------------------------
     (4)  Source of Funds (See Instructions)         PF
                                              ---------------------------------
-------------------------------------------------------------------------------
     (5) Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e)____
-------------------------------------------------------------------------------
     (6)  Citizenship or Place of Organization    USA
                                              -------
-------------------------------------------------------------------------------
     Shares Bene-
     ficially            (7)  Sole Voting Power   0
     Owned by                                   -------------------------------
     Each Report-        (8)  Shared Voting Power  370,000
     ing Person                                   -----------------------------
     With                (9)  Sole Dispositive Power   370,000
                                                     ---------------------------
                         (10) Shared Dispositive Power         0
                                                       ------------------------
-------------------------------------------------------------------------------
     (11) Aggregate Amount Beneficially Owned by Each Reporting Person
          370,000
          ---------------------------------------------------------------------

-------------------------------------------------------------------------------
     (12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) X
                       -------
-------------------------------------------------------------------------------
     (13) Percent of Class Represented by Amount in Row 11   4.9%
                                                          ---------------------
-------------------------------------------------------------------------------
     (14) Type of Reporting Person (See Instructions)   IN
                                                     --------------------------

CUSIP No.  60520010-4


-------------------------------------------------------------------------------
     (1) Names of Reporting Persons/S.S. or I.R.S. Identification Nos. of Above Persons
          Roger S. Kirk
          ---------------------------------------------------------------------
-------------------------------------------------------------------------------
     (2)  Check the Appropriate Box if a Member of a Group (See Instructions)
          (a) x
          (b)
-------------------------------------------------------------------------------
     (3)  SEC Use Only

-------------------------------------------------------------------------------
     (4)  Source of Funds (See Instructions)         PF
                                               -------------
-------------------------------------------------------------------------------
     (5) Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e)____
-------------------------------------------------------------------------------
     (6)  Citizenship or Place of Organization    USA
                                               -------
-------------------------------------------------------------------------------
     Shares Bene-
     ficially            (7)  Sole Voting Power   0
     Owned by                                   -------------------------------
     Each Report-        (8)  Shared Voting Power  370,000
     ing Person                                  ------------------------------
     With                (9)  Sole Dispositive Power   370,000
                                                     --------------------------
                         (10) Shared Dispositive Power         0
                                                       ------------------------
-------------------------------------------------------------------------------
     (11) Aggregate Amount Beneficially Owned by Each Reporting Person
          370,000
          ---------------------------------------------------------------------
-------------------------------------------------------------------------------
     (12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) X
                       -------
-------------------------------------------------------------------------------
     (13) Percent of Class Represented by Amount in Row 11   4.9%
                                                          ---------------------
-------------------------------------------------------------------------------
     (14) Type of Reporting Person (See Instructions)   IN
                                                     --------------------------

CUSIP No.  60520010-4


-------------------------------------------------------------------------------
     (1) Names of Reporting Persons/S.S. or I.R.S. Identification Nos. of Above Persons
          Patrick W. Hurley
          ---------------------------------------------------------------------
-------------------------------------------------------------------------------
     (2)  Check the Appropriate Box if a Member of a Group (See Instructions)
          (a) x
          (b)
-------------------------------------------------------------------------------
     (3)  SEC Use Only

-------------------------------------------------------------------------------
     (4)  Source of Funds (See Instructions)         PF
                                              --------------
-------------------------------------------------------------------------------
     (5) Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e)____
-------------------------------------------------------------------------------
     (6)  Citizenship or Place of Organization    USA
                                               -------
-------------------------------------------------------------------------------
     Shares Bene-
     ficially            (7)  Sole Voting Power   0
     Owned by                                  --------------------------------
     Each Report-        (8)  Shared Voting Power  370,000
     ing Person                                   -----------------------------
     With                (9)  Sole Dispositive Power   370,000
                                                     --------------------------
                         (10) Shared Dispositive Power         0
                                                       ------------------------
-------------------------------------------------------------------------------
     (11) Aggregate Amount Beneficially Owned by Each Reporting Person
          370,000
          ---------------------------------------------------------------------
-------------------------------------------------------------------------------
     (12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) X
                       -------
-------------------------------------------------------------------------------
     (13) Percent of Class Represented by Amount in Row 11   4.9%
                                                          -------
-------------------------------------------------------------------------------
     (14) Type of Reporting Person (See Instructions)   IN
                                                      -------------------------
-------------------------------------------------------------------------------

CUSIP No.  60520010-4

-------------------------------------------------------------------------------
     (1) Names of Reporting Persons/S.S. or I.R.S. Identification Nos. of Above Persons
          Roy A. Wright (IRA)
          ---------------------------------------------------------------------
-------------------------------------------------------------------------------
     (2)  Check the Appropriate Box if a Member of a Group (See Instructions)
          (a) x
          (b)
-------------------------------------------------------------------------------
     (3)  SEC Use Only

-------------------------------------------------------------------------------
     (4)  Source of Funds (See Instructions)        PF
                                              ----------
-------------------------------------------------------------------------------
     (5) Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e)____
-------------------------------------------------------------------------------
     (6)  Citizenship or Place of Organization    USA
                                               -----
-------------------------------------------------------------------------------
     Shares Bene-
     ficially            (7)  Sole Voting Power   0
     Owned by                                   -------------------------------
     Each Report-        (8)  Shared Voting Power  370,000
     ing Person                                   -----------------------------
     With                (9)  Sole Dispositive Power   370,000
                                                     --------------------------
                         (10) Shared Dispositive Power         0
                                                       ------------------------
-------------------------------------------------------------------------------
     (11) Aggregate Amount Beneficially Owned by Each Reporting Person
          370,000
          ---------------------------------------------------------------------
-------------------------------------------------------------------------------
     (12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) X
                       ------
-------------------------------------------------------------------------------
     (13) Percent of Class Represented by Amount in Row 11   4.9%
                                                           --------------------
-------------------------------------------------------------------------------
     (14) Type of Reporting Person (See Instructions)   EP
                                                      -------------------------
-------------------------------------------------------------------------------

CUSIP No.  60520010-4


-------------------------------------------------------------------------------
     (1) Names of Reporting Persons/S.S. or I.R.S. Identification Nos. of Above Persons
          Richard T. Tarrant (IRA)
          ---------------------------------------------------------------------
-------------------------------------------------------------------------------
     (2)  Check the Appropriate Box if a Member of a Group (See Instructions)
          (a) x
          (b)
-------------------------------------------------------------------------------
     (3)  SEC Use Only

-------------------------------------------------------------------------------
     (4)  Source of Funds (See Instructions)         PF
                                               ------------
-------------------------------------------------------------------------------
     (5) Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e)____
-------------------------------------------------------------------------------
     (6)  Citizenship or Place of Organization    USA
                                               ----------
-------------------------------------------------------------------------------
     Shares Bene-
     ficially            (7)  Sole Voting Power   0
     Owned by                                   -------------------------------
     Each Report-        (8)  Shared Voting Power  370,000
     ing Person                                   -----------------------------
     With                (9)  Sole Dispositive Power   370,000
                                                     --------------------------
                         (10) Shared Dispositive Power         0
                                                       ------------------------
-------------------------------------------------------------------------------
     (11) Aggregate Amount Beneficially Owned by Each Reporting Person
          370,000
          ---------------------------------------------------------------------
-------------------------------------------------------------------------------
     (12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) X
                       --------
-------------------------------------------------------------------------------
     (13) Percent of Class Represented by Amount in Row 11   4.9%
                                                          ---------------------
-------------------------------------------------------------------------------
     (14) Type of Reporting Person (See Instructions)   EP
                                                     --------------------------

CUSIP No.  60520010-4


-------------------------------------------------------------------------------
     (1) Names of Reporting Persons/S.S. or I.R.S. Identification Nos. of Above Persons
          John J. Bartko (IRA)
          ---------------------------------------------------------------------
-------------------------------------------------------------------------------
     (2)  Check the Appropriate Box if a Member of a Group (See Instructions)
          (a) x
          (b)
-------------------------------------------------------------------------------
     (3)  SEC Use Only

-------------------------------------------------------------------------------
     (4)  Source of Funds (See Instructions)         PF
                                            ----------------

-------------------------------------------------------------------------------
     (5) Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e)____
-------------------------------------------------------------------------------
     (6)  Citizenship or Place of Organization    USA
                                               -------
-------------------------------------------------------------------------------
     Shares Bene-
     ficially            (7)  Sole Voting Power   0
     Owned by                                    ------------------------------
     Each Report-        (8)  Shared Voting Power  370,000
     ing Person                                   -----------------------------
     With                (9)  Sole Dispositive Power   370,000
                                                     --------------------------
                         (10) Shared Dispositive Power         0
                                                       ------------------------
-------------------------------------------------------------------------------
     (11) Aggregate Amount Beneficially Owned by Each Reporting Person
          370,000
          ---------------------------------------------------------------------
-------------------------------------------------------------------------------
     (12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) X
                       -------
-------------------------------------------------------------------------------
     (13) Percent of Class Represented by Amount in Row 11   4.9%
                                                           --------------------
-------------------------------------------------------------------------------
     (14) Type of Reporting Person (See Instructions)   EP
                                                     --------------------------
-------------------------------------------------------------------------------

CUSIP No.  60520010-4


-------------------------------------------------------------------------------
     (1) Names of Reporting Persons/S.S. or I.R.S. Identification Nos. of Above Persons
          Calvin L. Reed and Linda Eng Reed Revocable Living Trust
          ----------------------------------------------------------------------
-------------------------------------------------------------------------------
     (2)  Check the Appropriate Box if a Member of a Group (See Instructions)
          (a) x
          (b)
-------------------------------------------------------------------------------
     (3)  SEC Use Only

-------------------------------------------------------------------------------
     (4)  Source of Funds (See Instructions)         PF
                                            ----------------

-------------------------------------------------------------------------------
     (5) Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e)____
-------------------------------------------------------------------------------
     (6)  Citizenship or Place of Organization    USA
                                               ---------
-------------------------------------------------------------------------------
     Shares Bene-
     ficially            (7)  Sole Voting Power   0
     Owned by                                   ------------------------------
     Each Report-        (8)  Shared Voting Power  370,000
     ing Person                                  ------------------------------
     With                (9)  Sole Dispositive Power   370,000
                                                     --------------------------
                         (10) Shared Dispositive Power         0
                                                       ------------------------
-------------------------------------------------------------------------------
     (11) Aggregate Amount Beneficially Owned by Each Reporting Person
          370,000
          ---------------------------------------------------------------------
-------------------------------------------------------------------------------
     (12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) X
                       -------
-------------------------------------------------------------------------------
     (13) Percent of Class Represented by Amount in Row 11   4.9%
                                                           --------------------
-------------------------------------------------------------------------------
     (14) Type of Reporting Person (See Instructions)   IN
                                                     --------------------------

CUSIP No.  60520010-4


-------------------------------------------------------------------------------
     (1) Names of Reporting Persons/S.S. or I.R.S. Identification Nos. of Above Persons
          Thelmer Aalgaard
          ---------------------------------------------------------------------

     (2)  Check the Appropriate Box if a Member of a Group (See Instructions)
          (a) x
          (b)
-------------------------------------------------------------------------------
     (3)  SEC Use Only

-------------------------------------------------------------------------------
     (4)  Source of Funds (See Instructions)         PF
                                            ----------------

-------------------------------------------------------------------------------
     (5) Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e)____
-------------------------------------------------------------------------------
     (6)  Citizenship or Place of Organization    USA
                                               --------
-------------------------------------------------------------------------------
     Shares Bene-
     ficially            (7)  Sole Voting Power   0
     Owned by                                   -------------------------------
     Each Report-        (8)  Shared Voting Power  370,000
     ing Person                                   -----------------------------
     With                (9)  Sole Dispositive Power   370,000
                                                     --------------------------
                         (10) Shared Dispositive Power         0
                                                       ------------------------
-------------------------------------------------------------------------------
     (11) Aggregate Amount Beneficially Owned by Each Reporting Person
          370,000
          ---------------------------------------------------------------------
-------------------------------------------------------------------------------
     (12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) X
                       --------
-------------------------------------------------------------------------------
     (13) Percent of Class Represented by Amount in Row 11   4.9%
                                                           --------------------
-------------------------------------------------------------------------------
     (14) Type of Reporting Person (See Instructions)   IN
                                                      -------------------------
-------------------------------------------------------------------------------

CUSIP No.  60520010-4


-------------------------------------------------------------------------------
     (1) Names of Reporting Persons/S.S. or I.R.S. Identification Nos. of Above Persons
          Douglas Broyles
          ---------------------------------------------------------------------

-------------------------------------------------------------------------------
     (2)  Check the Appropriate Box if a Member of a Group (See Instructions)
          (a) x
          (b)
-------------------------------------------------------------------------------
     (3)  SEC Use Only

-------------------------------------------------------------------------------
     (4)  Source of Funds (See Instructions)         PF
                                            ----------------

-------------------------------------------------------------------------------
     (5) Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e)____
-------------------------------------------------------------------------------
     (6)  Citizenship or Place of Organization    USA
                                               -------
-------------------------------------------------------------------------------
     Shares Bene-
     ficially            (7)  Sole Voting Power   0
     Owned by                                   -------------------------------
     Each Report-        (8)  Shared Voting Power  370,000
     ing Person                                   -----------------------------
     With                (9)  Sole Dispositive Power   370,000
                                                     --------------------------
                         (10) Shared Dispositive Power         0
                                                       ------------------------
-------------------------------------------------------------------------------
     (11) Aggregate Amount Beneficially Owned by Each Reporting Person
          370,000
          ---------------------------------------------------------------------
-------------------------------------------------------------------------------
     (12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) X
                       -------
-------------------------------------------------------------------------------
     (13) Percent of Class Represented by Amount in Row 11   4.9%
                                                          ---------------------
-------------------------------------------------------------------------------
     (14) Type of Reporting Person (See Instructions)   IN
                                                     --------------------------
-------------------------------------------------------------------------------

CUSIP No.  60520010-4


-------------------------------------------------------------------------------
     (1) Names of Reporting Persons/S.S. or I.R.S. Identification Nos. of Above Persons
          Michael L. Knapp
          ---------------------------------------------------------------------
-------------------------------------------------------------------------------
     (2)  Check the Appropriate Box if a Member of a Group (See Instructions)
          (a) x
          (b)
-------------------------------------------------------------------------------
     (3)  SEC Use Only

-------------------------------------------------------------------------------
     (4)  Source of Funds (See Instructions)         PF
                                            ----------------

-------------------------------------------------------------------------------
     (5) Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e)____
-------------------------------------------------------------------------------
     (6)  Citizenship or Place of Organization    USA
                                              -------------
-------------------------------------------------------------------------------
     Shares Bene-
     ficially            (7)  Sole Voting Power   0
     Owned by                                   ------------------------------
     Each Report-        (8)  Shared Voting Power  370,000
     ing Person                                   -----------------------------
     With                (9)  Sole Dispositive Power   370,000
                                                     --------------------------
                         (10) Shared Dispositive Power         0
                                                       ------------------------
-------------------------------------------------------------------------------
     (11) Aggregate Amount Beneficially Owned by Each Reporting Person
          370,000
          ---------------------------------------------------------------------
-------------------------------------------------------------------------------
     (12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) X
                       ---------------
-------------------------------------------------------------------------------
     (13) Percent of Class Represented by Amount in Row 11  4.9%
                                                           --------------------
-------------------------------------------------------------------------------
     (14) Type of Reporting Person (See Instructions)   IN
                                                     --------------------------
-------------------------------------------------------------------------------

CUSIP No.  60520010-4


-------------------------------------------------------------------------------
     (1) Names of Reporting Persons/S.S. or I.R.S. Identification Nos. of Above Persons
          Mark Lewis
          ---------------------------------------------------------------------
-------------------------------------------------------------------------------
     (2)  Check the Appropriate Box if a Member of a Group (See Instructions)
          (a) x
          (b)
-------------------------------------------------------------------------------
     (3)  SEC Use Only

-------------------------------------------------------------------------------
     (4)  Source of Funds (See Instructions)         PF
                                                ------------
-------------------------------------------------------------------------------
     (5) Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e)____
-------------------------------------------------------------------------------
     (6)  Citizenship or Place of Organization   UK
                                               --------
-------------------------------------------------------------------------------
     Shares Bene-
     ficially            (7)  Sole Voting Power   0
     Owned by                                   -------------------------------
     Each Report-        (8)  Shared Voting Power  370,000
     ing Person                                   -----------------------------
     With                (9)  Sole Dispositive Power   370,000
                                                     --------------------------
                         (10) Shared Dispositive Power         0
                                                       ------------------------
-------------------------------------------------------------------------------
     (11) Aggregate Amount Beneficially Owned by Each Reporting Person
          370,000
          -------------------------------------------------------------------
-------------------------------------------------------------------------------
     (12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) X
                       -------
-------------------------------------------------------------------------------
     (13) Percent of Class Represented by Amount in Row 11   4.9%
                                                          ---------------------
     (14) Type of Reporting Person (See Instructions)   IN
                                                      --------------------------
-------------------------------------------------------------------------------

Introduction.

     This Amendment No. 1 to Schedule 13D is being filed on behalf of Berg & Berg Enterprises, Inc. ("BBE") for itself and the other members of the group described herein (the "Berg Group") and certain BBE Affiliates (as defined below). Effective May 27, 1997, BBE, on one hand, and Mission West Properties (the "Issuer"), on the other hand, (i) entered into a Stock Purchase Agreement, which was attached as Exhibit 2 to the Schedule 13D filed by BBE on June 6, 1997 and summarized in Item 6 thereof and which is incorporated herein by this reference("Stock Purchase Agreement") and (ii) entered into an Amendment to the Stock Purchase Agreement effective July 2, 1997, a copy of which is attached hereto as Exhibit 2 (the "Amendment") (the Stock Purchase Agreement and the Amendment, collectively, the "Agreement"). As contemplated by the Agreement, the members of the Berg Group other than BBE became parties to the Agreement with the Issuer as of August 4, 1997, and in accordance with the terms of the Agreement, BBE will act as the Buyer's Representative on behalf of all members of the Berg Group. Pursuant to the Agreement, the Issuer will sell 6,000,000 shares of the Issuer's newly issued Common Stock (the "Shares") to BBE and the other members of the Berg Group for a purchase price of $900,000 in cash, or $0.15 per share. Upon the consummation of the transaction, which is subject to the fulfillment of certain conditions, BBE and the other members of the Berg Group will be the beneficial owners of 6,000,000 shares of Mission West Common Stock, representing 79.6% of the 7,533,121 shares of Mission West Common Stock which will be outstanding. There were 1,533,121 shares of Mission West Common Stock outstanding as of July 15, 1997, as reported in the Issuer's Form 10-Q filed on July 15, 1997.

     Other than as set forth below, to the best knowledge of BBE and the other members of the Berg Group, there have been no material changes to the information set forth in response to Items 1 and 4, or to the description of the terms of the Stock Purchase Agreement set forth in Item 6, of the Schedule 13D filed by BBE and the BBE Affiliates with the Securities and Exchange Commission on June 6, 1997. Accordingly, these items are omitted from this Amendment No.
1. This statement is being filed pursuant to Rule 13d-2(a) of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Exchange Act") to disclose the members of the Berg Group other than BBE, to include certain additional information and to report the beneficial ownership of the Berg Group in a single joint filing pursuant to Rule 13d-1(f)(2) promulgated under the Exchange Act.

Item 2.  Identity and Background:

     (a-c) This Statement is filed by BBE for itself and on behalf of the Berg Group and certain affiliates of BBE, namely, Berg & Berg Developers ("B&B"), Carl E. Berg, and Clyde J. Berg (the "BBE Affiliates")(BBE for itself and on behalf of the Berg Group and the BBE Affiliates, collectively the "Reporting Persons"), with respect to the Shares which are beneficially owned by the Reporting Persons and the other members of the Berg Group identified herein solely by reason of their rights under the Agreement to which BBE became a party on May 27, 1997 and to which the other members of the Berg Group became parties as of August 4, 1997. No members of the Berg Group other than the Reporting Persons may be deemed to beneficially own 5% or more of the Mission West Common Stock.

     The principal business address of BBE is 10050 Bandley Drive, Cupertino, California 95014. The principal business of BBE is commercial real estate development and management.

     The BBE Affiliates are included in this statement due to their indirect beneficial ownership of the Shares to be acquired by BBE pursuant to the Agreement. None of the Reporting Persons beneficially owns any other shares of Mission West Common Stock.

     B&B holds 50.323% of the outstanding voting stock of BBE and, therefore, can be deemed to possess voting power and dispositive power with respect to the Shares to be acquired by BBE. B&B's principal offices are located at 10050 Bandley Drive, Cupertino, California 95014.

     Carl E. Berg is a general partner owning 50% of B&B and directly holds 1.677% of the outstanding voting stock of BBE. Pursuant to the Voting Rights Agreement, which is more fully described below and attached hereto as Exhibit 4, Carl E. Berg will act as agent of BBE and decide how the shares should be voted on matters submitted for voting by the Issuer's shareholders. Clyde J. Berg is a general partner owning 50% of B&B, and directly holds 24% of the outstanding voting stock of BBE as Trustee, 1981 Kara Ann Berg Trust, dated 6/25/81. Carl E. Berg and Clyde J.
     Berg may be deemed to possess voting power and dispositive power with respect to the Shares to be acquired by BBE.

     Carl E. Berg and Clyde J. Berg also are directors and/or executive officers of BBE. The information required for responses to Item 2(a) through (f) is provided with respect to each of them in their capacities as directors and/or executive officers of BBE.

     The attached Exhibit 1 provides the following information with respect to each director, executive officer or general partner of any Reporting Person and each other member of the Berg Group (i) name; (ii) residence or business address; (iii) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and (iv) citizenship.

     (d) None of the Reporting Persons nor, to the best of knowledge of any Reporting Person, any individual named in Exhibit 1 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) None of the Reporting Persons nor, to the best of knowledge of any Reporting Person, any individual named in Exhibit 1 was, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) The citizenship or place of organization of each Reporting Persons' directors and executive officers is set forth on Exhibit 1.

Item 3.  Source and Amount of Funds and Other Consideration.

     The Berg Group will pay $900,000 to the Issuer upon the closing of the purchase of the Shares pursuant to the Agreement. The source of funds for such purchase is (i) working capital of BBE and (ii) personal funds of members of the Berg Group other than BBE.

Item 5.  Interest in Securities of the Issuer

     (a) BBE and the other members of the Berg Group and the BBE Affiliates are the beneficial owner of the Shares, which will represent 79.6% of the outstanding shares of Mission West Common Stock. In accordance with the terms of the Agreement, the shareholders representing approximately 60% of the presently outstanding shares of Mission West Common Stock voted their shares to approve the Agreement and the transactions contemplated by the Agreement. Upon the closing for the purchase of the Shares under the Agreement, BBE and the other members of the Berg Group will be the record holders of that number of Shares set forth opposite their names on Exhibit
     2. The BBE Affiliates have indirect beneficial ownership of the Shares owned of record by BBE by virtue of the BBE Affiliates' relationship with BBE.

     (b) Upon becoming a record holder, each member of the Berg Group will have the sole power to dispose of the Mission West Common Stock owned of record by such member of the Berg Group, and each member of the Berg Group will share voting power with respect to the Shares with Carl E. Berg, as agent of BBE, pursuant to the Voting Rights Agreement attached hereto as
     Exhibit 4 and summarized below. The BBE Affiliates identified in Item 2 will share indirect dispositive power and voting power with respect to the Mission West Common Stock to be owned of record by BBE because each may be deemed to control the actions of BBE with respect to the Mission West Common Stock owned of record by BBE.

     (c) During the past 60 days, none of the Reporting Persons nor, to the best knowledge of any Reporting Person, has any other person named in
     Exhibit 1, effected any transaction with respect to the Mission West Common Stock, except for the agreement by the members of the Berg Group to acquire the Shares pursuant to the terms of the Agreement.

     (d) Each member of the Berg Group will have the right to receive or the power to direct the receipt of dividends from or the proceeds of sale of the Shares owned of record by such member as set forth in Exhibit 2. The BBE Affiliates could be deemed to have the power to direct BBE with respect to investment decisions concerning the Shares owned of record by BBE.

     (e)  Inapplicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     AMENDMENT TO STOCK PURCHASE AGREEMENT

     The following summary of the Amendment does not purport to be complete and is qualified in its entirety by reference to the Amendment, a copy of which is attached hereto as Exhibit 3.

     Distribution to Company Shareholders

     Section 6.5 of the Stock Purchase Agreement is amended in its entirety by the Amendment. Pursuant to the Amendment, the Issuer will declare a cash dividend of $5,059,229 in the aggregate, payable to the shareholders of record immediately prior to the Closing Date (as defined in the Stock Purchase Agreement). Alarmguard Holdings, Inc., ("Alarmguard") the largest shareholder of the Issuer prior to the Closing Date, agreed to accept a note payable from the Issuer in the principal amount of $300,000 (or such lesser amount realized by the Issuer from a note payable to it in the same amount from Speiker Properties) in lieu of a cash dividend. The Berg Group will not participate in the distribution. The distribution will be paid to shareholders at a date not sooner than October 20, 1997 and not later than October 30, 1997.

     VOTING RIGHTS AGREEMENT

     The following summary of the Voting Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the Voting Rights Agreement, a copy of which is attached hereto as Exhibit 4.

     Shares Subject to Voting Rights Agreement

     All Shares acquired pursuant to the Agreement, and all shares issued on, or in exchange for, any of the Shares by reason of any stock dividend, stock split, consolidation of shares, reclassification or consolidation involving the Issuer are subject to the Voting Rights Agreement.

     Voting

     Each member of the Berg Group has agreed to vote such member's Shares as directed by Carl Berg, on behalf of BBE, on all matters submitted to a vote of the shareholders of the Issuer.

     Termination

     The Voting Rights Agreement terminates at the earliest of the following dates: (i) upon any sale of the Shares pursuant to a registration statement declared effective under the Securities Act of 1933, as amended (the "Securities Act"), but only as to the Shares so sold; (ii) upon a sale of the Shares pursuant to Rule 144 promulgated under the Securities Act, but only as to the Shares so sold; or (iii) two (2) years after the effective date of the Voting Rights Agreement.

     SUBSCRIPTION AND REGISTRATION FORM

     Each member of the Berg Group other than BBE, in order to participate in the transaction to acquire the Shares, executed a Subscription and Registration Form for Mission West Properties Common Stock, the form of which is attached hereto as Exhibit 5, irrevocably agreeing for the benefit of the Issuer and BBE to purchase the number of Shares for which the member of the Berg Group was subscribing subject to the terms of the Stock Purchase Agreement, to tender the purchase price for such number of Shares at the closing of the transaction and to be represented by BBE as the Buyer's Representative, as that term is defined in the Agreement.

     JOINT FILING

     Pursuant Rule 13d-1(f) promulgated under the Exchange Act, the members of the Berg Group have authorized BBE to act as Buyer's Representative pursuant to Section 4.2 of the Stock Purchase Agreement and as confirmed in the Subscription Form (copies of which are attached hereto), and as such, to execute and file this statement, and any amendment or amendments hereto.

Item 7.  Material to be Filed as Exhibits.

     Exhibit 1. Directors, Executive Officers and Partners of Reporting Persons,
                Members of the Berg Group

     Exhibit 2. Share Purchase Schedule

     Exhibit 3. Amendment to Stock Purchase Agreement, dated as of July 2, 1997

     Exhibit 4. Voting Rights Agreement, dated as of August 4, 1997

     Exhibit 5. Subscription and Registration Form for Mission West Properties
                Common Stock

     Exhibit 6. Power of Attorney for Clyde J. Berg




                  [Remainder of page intentionally left blank]

     SIGNATURE

     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Date: August 14, 1997



By:  /S/                               By:  /S/ Carl E. Berg, attorney-in-fact
   ------------------------------           -----------------------------------
        Carl E. Berg                                Clyde J. Berg
                                       Signing as General Partner of
Signing as President and Chief         Berg & Berg Developers and as and
Financial Officer of Berg & Berg       Trustee of the 1981 Kara Ann Berg
Enterprises, Inc., on behalf of        Trust dated 6/25/81
all members of the Berg Group,
as General Partner of Berg &
Berg Developers, and as an individual